EXHIBIT 99.1

Elbit Vision Systems Announces Exercise $500K of Company Convertible Securities by Investor

CAESAREA, Israel, June 12, 2013 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), announces that pursuant to the previously reported December 2012 investment in the Company by Mr. Avi Gross, Mr. Gross has agreed to convert a $300,000 convertible loan into ordinary shares of the Company and has exercised in full a $200,000 warrant. Each of the convertible loan and warrant were entered into as part of the December 2012 investment. Prior to the conversion and exercise the Company agreed to reduce the conversion price of the convertible loan and the exercise price of the warrant from $0.095 per share to $0.085. The Company also agreed to extend the exercise period for a $1,000,000 warrant which was also issued as part of the December 2012 investment from February 15, 2015 to December 31, 2015.

Following the conversion of the convertible loan and exercise of the warrant, Mr. Gross will be issued an additional 5,882,353 ordinary Company shares and will hold approximately 13.79% of the outstanding share capital of the Company (not including the shares issuable under the $1,000,000 warrant also issued in the December 2012 investment).

Sam Cohen, CEO of EVS commented, "I want to thank Mr. Gross for showing his confidence in EVS's technology, its vision, and its future by deepening his commitment to the company. Mr. Gross's extensive knowledge and experience in the Asian markets, especially China and India, are already positively impacting our infrastructure and customer acceptance in these markets."

The securities offered and sold in the above referenced private placement financing have not been registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration with the Securities and Exchange Commission or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. The words "believe," "expect," "intend," "will," "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il